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02 JUN 12 AM 11:52

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Julie Ryan
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	11 June 2002
No. of pages including this one	2

02034836

SUPPL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

dlw 6/17

ERSTE BANK

INVESTOR INFORMATION

For immediate release

Vienna, 11 June 2002

Erste Bank to appeal against EU decision

Erste Bank der oesterreichischen Sparkassen AG will file an appeal against a fine in the amount of EUR 37.69 million imposed today by the EU Commission in relation to alleged anti-competitive activities that are said to have taken place over five years ago. The appeal will be filed with the Court of First Instance of the European Union.

"We consider the decision of the EU Commission very unfair. We will wait to see the reasoning behind the decision and then examine it in detail. However, the decision is unacceptable to us in terms of the amount of fine imposed. We believe that the decision completely disregards the realities of the competitive situation in the Austrian banking market as it was five years ago," said the Management Board of Erste Bank, commenting on the decision by the EU Commission.

For several reasons, Erste Bank considers the amount of the fine imposed to be unreasonably high. It has been proven that, by European standards, Austrian banking services are among the cheapest. Furthermore, the level of the fine is based on last year's income levels and not on the levels five years ago. In addition, Erste Bank continues to argue that the matter does not fall under the jurisdiction of the EU Commission, since the alleged conduct had no impact on competition within the EU. Despite the unreasonable nature of the fine, Erste Bank does not expect it to have any sustained negative impact on the income or strong earnings prospects of Erste Bank.

For further information please contact:

Public Relations:

Gabriele Werzer, Investor Relations + 43 50 100 11286 gabriele.werzer@erstebank.at

Thomas Schmee, Investor Relations + 43 50 100 17326 thomas.schmee@erstebank.at

Fax: 0043 50 100 13112